News Release

Resin Systems Nearing Full Production Capability at Calgary Facility

Edmonton, Alberta, March 27, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite material products technology company ("RS"), announced today that it has begun production from its second production cell for RStandard™ utility structures and plans to reach 24 hour operation in the beginning of May. This is expected to follow shortly after the company reaches 24 hour operation on its first production cell in mid-April.

During the second quarter, RS will complete the final training of its production shift teams with maximum throughput from the two cells to be reached as of the beginning of the third quarter. RS management expects throughput levels to reach 70% in early May, rising to full capacity by the third quarter. At capacity, the Calgary facility will annually produce 10 thousand metric tons of RStandard utility structures with a value of approximately $50 million USD.

Over the past several months RS has been completing the production systems integration and programming necessary to produce all component modules of RStandard structures up to 120 feet in all load classifications. RS has received certification for these module heights from Colorado based EDM International Inc., a recognized independent leader in electrical utility structure testing and engineering research.

“This is a significant corporate milestone as we can now replicate production cells, accelerate our business model and ramp up production capabilities for both ourselves and our licensees. Production cell #1 is capable of producing modules up to 135 feet in height, whereas production cell #2 will be able to produce modules up to 195 feet,” said Greg Pendura, Chairman, CEO and President of Resin Systems Inc. “Now that we can produce modules for structures over 135 feet, we are able to proceed with the production and delivery of RStandard utility structures to our previously announced Chinese and EU customers so they can complete the testing and approval process in their respective countries.”

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

 "Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura
Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email: gregp@grouprsi.com

www.grouprsi.com